UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. _)

                                   ECtel LTD.
(Name of Issuer)

      ORDINARY SHARES, NIS 0.04 PAR VALUE
(Title of Class of Securities)

                                    M29925100
(CUSIP Number)

Doron Feinberg, Adv. Clal Electronics Industries Ltd. 3 Azrieli Center, Triangle Tower Tel Aviv, 67023 Tel: 972-3-6075795 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    May 10, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Electronics Industries Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,067,556 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,359,243 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,556 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.89%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,067,556 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,359,243 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,556 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.89%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS PEC Israel Economic Corporation EIN 13-1143528
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,167 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,167 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,167 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0064%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Discount Investment Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,167 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,167 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,167 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0064%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,075,738 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,367,425 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,738 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Badal Securities Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,015 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,015 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,015 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0.039%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,082,753 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,374,440 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,753 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.97%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Nochi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,082,753 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,374,440 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,753 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.97%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Shelly Bergman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,082,753 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,374,440 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,753 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.97%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Avraham Livnat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,082,753 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,374,440 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,753 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.97%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

SCHEDULE 13D
CUSIP No. M29925100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ruth Manor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,082,753 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,374,440 shares**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082,753 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.97%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**includes 3,291,687 shares held by M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), by reason of an agreement among such shareholders and Clal Electronics not to dispose of certain Ordinary Shares of the Issuer held by all parties thereto for one year as described in greater detail in Item 6 below, to which the Reporting Persons disclaim beneficial ownership.

This Statement on Schedule 13D relates to the ordinary shares, par value New Israel Shekel 0.04 per share, of ECtel Ltd.

Item 1. Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 0.04 per share (the "Ordinary Shares"), of ECtel Ltd. (the "Issuer"), an Israeli corporation whose principal executive offices are located at 43 Hasivim Street, Petah Tikva, 49130, Israel. The Ordinary Shares are traded on the National Association of Securities Dealers Automatic Quotation System (the "NASDAQ").

Item 2. Identity and Background

(a), (b) and (c): The Reporting Persons.

(1) Clal Electronics Industries Ltd., ("Clal Electronics") an Israeli private corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Electronics is a holding company, the activities of which consist of establishment, acquisition and development of companies in the high technology industry, particularly in the electronics area. Clal Electronics owns directly Ordinary Shares of the Issuer

(2) Clal Industries and Investments Ltd. ("Clal Industries") an Israeli public corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. As of May 10, 2004 Clal Industries owned all the outstanding shares of Clal Electronics. By reason of Clal Industries's control of Clal Electronics, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Electronics.

(3) PEC Israel Economic Corporation ("PEC"), a Maine private corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. PEC is a holding company owning investments predominantly in companies which are located in the State of Israel or are Israel - related. PEC owns directly Ordinary Shares of the Issuer

(5) IDB Development Corporation Ltd. ("DIC"), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. AS of May 10, 2004 DIC owned all the outstanding shares of PEC. By reason of DIC's control of PEC, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by PEC.

(6) Badal Securities Ltd. ("Badal"), an Israeli corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of May 10, 2004 IDB Development owned approximately 63.59% of the outstanding shares of Clal Industries, and 64.71% of the outstanding shares of DIC. IDB Development owns directly Ordinary Shares of the Issuer

(6) Badal Securities Ltd. ("Badal"), an Israeli private corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Badal engages in financing and securities transactions. Badal owns directly Ordinary Shares of the Issuer

(7) IDB Holding Corporation Ltd. ("IDB Holding"), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 10, 2004, IDB Holding owned approximately 57.82% of the outstanding shares of IDB Development, and all the outstanding shares of Badal. By reason of IDB Holding's control of Badal and IDB Development and (through IDB Development) of Clal Industries and DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Electronics, PEC, IDB Development and Badal.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (7) above:

(8) Mr. Nochi Dankner, whose address is the Triangular Tower, 44th floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

(9) Mrs. Shelly Bergman, whose address is 26 Hagderot Street, Ramat Aviv Gimmel, Tel Aviv 69494, Israel. Her present principal occupation is director of companies.

(10) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon 56526, Israel. His present principal occupation is director of companies.

(11) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle 72102, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (7) above:

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned as of June 1, 2004 approximately 45% and 13% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli corporation which in turn owned as of June 1, 2004 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning as of June 1, 2004 approximately 12% in the aggregate, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting as of June 1, 2004 approximately 2% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Bergman is a director, of IDB Holding, IDB Development, DIC and Clal Industries. In addition, Nochi Dankner is Chief Executive Officer of IDB Holding.

In addition, as of May 10, 2004, Mrs. Shelly Bergman owned (through a private company which is wholly-owned by her) approximately 4.92% of the outstanding shares of IDB Holding.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. ("Manor"), a private Israeli corporation which owned as of June 1, 2004 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor's husband, Isaac Manor, is Deputy Chairman of IDB Holding and director of IDB Development, DIC and Clal Industries, and Ruth and Isaac Manor's son, Dori Manor, is director of IDB Holding, IDB Development, DIC and Clal Industries.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli corporation which owned as of June 1, 2004 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat's son, Zvi Livnat, is director and Executive Vice President of IDB Holding, Deputy Chairman of IDB Development, director of DIC and Co-Chief Executive Officer of Clal Industries. Avraham Livnat's son, Shay Livnat, is director of IDB Development and Clal Industries.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the IDB Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of "first opportunity" whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a "tag along" right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a "drag along" right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the IDB Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the IDB Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders' consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the IDB Shareholders Agreement is amended without the lenders' consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders' opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons controlling the borrowers, which in the lenders' opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares of the Issuer owned directly by Clal Electronics, PEC, IDB Development and Badal.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C, D, E, F and G to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate's Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C,D, E, F and G to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (8), (9), (10) and (11) above are citizens of Israel.

Item 3. Source and Amount of Funds or Other Consideration

On May 10, 2004, Clal Electronics received 1,067,556 Ordinary Shares of the Issuer, PEC received 1,167 Ordinary Shares of the Issuer, IDB Development received 7,015 Ordinary Shares of the Issuer and Badal received 7,015 Ordinary Shares of the Issuer as part of distribution by ECI Telecom Ltd. ("ECI") to ECI's shareholders of a dividend in kind of 7,600,000 Ordinary Shares of the Issuer held by ECI.

Item 4. Purpose of Transaction

The Ordinary Shares held by Clal Electronics, PEC, IDB Development and Badal were received by them in a distribution of a dividend in kind by ECI as described in Item 3 above. The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares, subject to the limitations under the agreement described in Item 6 below as applicable to the Ordinary Shares received by Clal Electronics in the dividend distribution referred to above.

Item 5. Interest in Securities of the Issuer

As of May 10, 2004:

Clal Industries and Clal Electronics may be deemed to share the power to vote and dispose of the 1,067,556 Ordinary Shares held by Clal Electronics, constituting approximately 5.89% of the Ordinary Shares of the Issuer.

DIC and PEC may be deemed to share the power to vote and dispose of 1,167 Ordinary Shares held by PEC, constituting approximately 0.0064% of the Ordinary Shares of the Issuer.

IDB Development may be deemed to share the power to vote and dispose of 1,075,738 Ordinary Shares, consisting of 7,015 Ordinary Shares held by it, the 1,067,556 Ordinary Shares held by Clal Electronics and the 1,167 Ordinary Shares held by PEC, constituting in the aggregate approximately 5.93% of the Ordinary Shares of the Issuer.

Badal may be deemed to share the power to vote and dispose of 7,015 Ordinary Shares held by it, constituting approximately 0.039% of the Ordinary Shares of the Issuer.

IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 1,082,753 Ordinary Shares, held by Clal Electronics, PEC, IDB Development and Badal, constituting in the aggregate approximately 5.97% of the Ordinary Shares.

The Issuer advised the Reporting Persons that there were 18,112,146 Ordinary Shares outstanding on March 31, 2004. The percentages of Ordinary Shares outstanding set forth above in this Item 5 are based on this number.

Except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since March 1, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to the Agreement dated March 22, 2004 entered into among Clal Electronics, M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), the parties thereto committed among themselves not to dispose or enter into transactions in connection with potential disposition of the Issuer's Ordinary Shares they will receive in the dividend distribution described in Item 3 above during the twelve months following the date of such distribution, subject to certain exceptions, all as set forth in the agreement the full text of which is attached to this Statement as Exhibit 18..

Item 7. Material to be filed as Exhibits
Exhibits A, B, C, D, E, F and G

Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal Industries, (2) Clal Electronics, (3) DIC, (4) PEC, (5) IDB Holding, (6) IDB Development and (7) Badal

Exhibit 8-	Agreement dated June 2, 2004 between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Clal Industries

Exhibit 9-	Agreement dated June 2, 2004 between Clal Electronics and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Clal Electronics

Exhibit 10-	Agreement dated June 2, 2004 between DIC and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of DIC

Exhibit 11-	Agreement dated June 2, 2004 between PEC and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of PEC.

Exhibit 12-	Agreement dated June 2, 2004 between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development

Exhibit 13-	Agreement dated June, 2, 2004 between Badal and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Badal.

Exhibit 14-	Agreement dated June 2, 2004 between Nochi Dankner. and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Dankner.

Exhibit 15-	Agreement dated June 2, 2004 between Shelly Bergman and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Dankner-Bergman.

Exhibit 16-	Agreement dated June 2, 2004 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Livnat.

Exhibit 17-	Agreement dated June 2, 2004 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Manor.

Exhibit 18 -

Shareholders Agreement dated March 22, 2004 between Clal Electronics, M.A.G.M. Chemistry Holdings Ltd., Ofer (Ships holding) Ltd., Isal Amlat Investments (1993) Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Carmel Software Fund (Israel) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund GbR, and Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH), applicable to the Issuer pursuant to section 6 thereof.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2004

CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
PEC ISRAEL ECONOMIC CORPORATION
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
BADAL SECURITIES LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
AVRAHAM LIVNAT
RUTH MANOR

By:	IDB HOLDING CORPORATION LTD.
By: /s/Zehavit Joseph and Arthur Caplan

Zehavit Joseph and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., Discount Investment Corporation Ltd., PEC Israel Economic Corporation, IDB Development Corporation Ltd., Badal Securities Ltd., Nochi Dankner, Shelly Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibit 8-17 to this Schedule 13D.

Exhibit A
(Information provided as of June 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Industries and Investments Ltd.
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman of the Board	Chairman and Chief-Executive Officer of IDB Holdings Corporation Ltd.; Business Manager, Chairman and Director of Companies.

Shelly Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Shay Livnat 26 Shalva St, Herzlia Pituach, Israel	Director	Chief Executive Officer of Zoi Holdings Ltd.

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Co-Chief Executive Officer	Director and Co-Chief Executive Officer

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of David Lubinsky Group

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of David Lubinsky Group

Lior Hannes 3 Azrieli Center, Triangular Tower, Israel	Director	Executive Vice President of IDB Development Corporation Ltd.

Refael Bisker 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Executive Vice President of Ganden Holdings Ltd.; Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, owner and president of Aktiva group

Mark Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & Chief Executive Officer of UKI Investments

Yecheskel Dovrat 1 Nachshon St. Ramat Hasharon, Israel	Director	Economical consultant & Director of companies

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Director and Chief Executive Officer of IDB Development Corporation Ltd.

David Leviatan 18 Mendele Street Herzelia, Israel	Director	Director of Companies

Nachum Langental 3a Jabotinski Street, Ramat Gan, Israel	External Director	Director of Companies

Aliza Rotbard 6, Rosenblum Street; #6101 Sea & Sun Tel Aviv, Israel	External Director	C.E.O of DOORS Information Systems, Inc.

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Co-Chief Executive Officer	Co-Chief Executive Officer of Clal Industries

Azri Gonen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of Clal Industries

Nitsa Einan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and General Counsel	General Counsel of Clal Industries

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and Controller	Controller of Clal Industries

Gonen Bieber **** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President of Finance Manager	Finance Manager of Clal Industries

Guy Rosen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Special Assistant to the CEO	Special Assistant to the CEO of Clal Industries

Boaz Simons 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Special Assistant to the CEO	Special Assistant to the CEO of Clal Industries

Tamar Manor 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chief Technology Officer	Chief Technology Officer of Clal Industries

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France
**	Mr Darko Horvat is a citizen of Slovenia
***	Mr. Mark Schimmel is a citizen of Great Britain
****	Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit B

(Information provided as of June 23, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Electronics Industries Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
 (citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation
Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Director and Co-Chief Executive Officer of Clal Industries

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Controller	Controller of Clal Industries

Gonen Bieber * 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Finance Manager	Finance Manager of Clal Industries(1)
Nitsa Einan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	General Counsel	General Counsel of Clal Industreis

* Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

Based upon information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit C

(Information provided as of June 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Discount Investment Corporation Ltd.
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman of the Board	Chairman and Chief-Executive Officer of IDB Holdings Corporation Ltd.; Business Manager, Chairman and Director of Companies.

Shelly Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Director and Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of the board of David Lubinsky Group

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of David Lubinsky Group

Lior Hannes 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Executive Vice President IDB Development Corporation Ltd.

Refael Bisker 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Executive Vice President of Ganden Holdings Ltd.; Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, owner and president of Aktiva group

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & CEO UKI Investments

Shaul Ben-Zeev Taavura Junction, P.O.Box 320 Ramla 72102, Israel	Director	Chief Executive Officer Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Director and Chief Executive Officer of IDB Development

Gideon Lahav 124 Ehad Ha-Am St., Tel-Aviv 65208, Israel	Director	Director of Companies

Nahum Admoni 26 Ben Josef St., Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of Companies

Gideon Dover 11 Hamalot St. Herzlia 46583, Israel	External Director	CEO and director of Dover Medical and Scientific Equipment Ltd.

Ami Erel 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	President & Chief Executive Officer	President & Chief Executive Officer of DIC

Oren Lieder 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Senior Vice President & CFO	Senior Vice President & CFO of DIC

Raanan Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President	Vice President of DIC, President, CEO and director of Scitex Corporation Ltd.

Michel Dahan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Comptroller	Comptroller of DIC

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France
**	Mr Darko Horvat is a citizen of Slovenia
***	Mr. Jacob Schimmel is a citizen of Great Britain

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit D

(Information provided as of June 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
PEC Israel Economic Corporation
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name & Address	Position	Current Principal Occupation
Oren Lieder 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	President & Director	Senior Vice President & CFO of DIC

Raanan Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Vice President of DIC, President, CEO and director of Scitex Corporation Ltd.
Michel Dahan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director & Treasurer	Comptroller of DIC

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit E

(Information provided as of June 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers, Directors and Persons Controlling
IDB Holding Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of IDB Holding Corporation Ltd.; Business Manager, Chairman and Director of Companies.

Isaac Manor* 26 Hagderot St. Savion, Israel	Deputy Chairman	Chairman of David Lubinsky Group.

Shaul Ben-Zeev Taavura Junction, P.O.Box 320 Ramla 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Shelly Bergman 12 Recanati St, Ramat Aviv Gimel Tel Aviv, Israel	Director	Director of Companies

Refael Bisker 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chief Executive Officer of Ganden Holdings Ltd.; Director of Companies

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Director and Chief Executive Officer of IDB Development Corporation Ltd.

Daniel Doron 16 Levy Eshkol St., Tel Aviv, Israel	Independent Director	Business Consultant

Rolando Eisen 2A Geiger Street Neveh Avivim, Tel Aviv, Israel	Independent Director	Director of Companies

Lior Hannes 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Executive Vice President of IDB Development Corporation Ltd.

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, Owner and President of Aktiva Group

Shmuel Lachman Kehilat Zitomeer 9A Tel Aviv, Israel	Independent Director	Information Technology Consultant

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Executive Vice President	Co-CEO of Clal Industries and Investments Ltd.

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of David Lubinsky Group.

Meir Rosenne 14 Aluf Simhony Street Jerusalem, Israel	Director	Attorney

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & Chief Executive Officer of UKI Investments

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Co-CEO of Clal Industries and Investments Ltd.

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chief Financial Officer	Chief Financial Officer of IDB Holding Corporation Ltd.; Executive Vice President and Chief Financial Officer of IDB Development Corporation Ltd.

Haim Tabouch 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France
**	Mr Darko Horvat is a citizen of Slovenia
***	Mr. Jacob Schimmel is a citizen of Great Britain
****	Ms. Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit F

(Information provided as of June 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
IDB Development Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship is Israel, unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman	Chairman and Chief Executive Officer of IDB Holding Corporation Ltd.; Business Manager; Chairman and Director of Companies.

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Deputy Chairman	Executive Vice President of IDB Holding Corporation Ltd.; Co-CEO of Clal Industries and Investments Ltd.

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Deputy Chairman	Executive Vice President of IDB Holding Corporation Ltd.; Co-CEO of Clal Industries and Investments Ltd.

Abraham Ben Joseph 87 Haim Levanon St., Tel Aviv, Israel	Director	Director of Companies

Shelly Bergman 12 Recanati St, Ramat Aviv Gimel Tel Aviv, Israel	Director	Director of Companies

Refael Bisker 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chief Executive Officer of Ganden Holdings Ltd.; Director of Companies

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Chief Executive Officer	Director and Chief Executive Officer of IDB Development Corporation Ltd.; Director of IDB Holding Corporation Ltd.

Arnon Gafny 55 Moshe Kol St., Jerusalem, Israel	Independent Director	Economist

Darko Horvat* 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, Owner and President of Aktiva group

Shay Livnat 26 Shalva St., Herzliah Pituach, Israel	Director	President of Zoe Holdings Ltd.

Dori Manor** 18 Hareches St., Savion, Israel	Director	Chief Executive Officer of David Lubinsky Group

Isaac Manor** 26 Hagderot St., Savion, Israel	Director	Chairman of David Lubinsky Group.

Rami (Avraham) Mardor 33 Haoranim St., Kfar Shmariyahu, Israel	Independent Director	Director of Companies

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & Chief Executive Officer of UKI Investments

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President and Chief Financial Officer	Chief Financial Officer of IDB Holding Corporation Ltd.; Executive Vice President and Chief Financial Officer of IDB Development Corporation Ltd.

Lior Hannes 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of IDB Development Corporation Ltd.; Director of IDB Holding Corporation Ltd.

Avi Shani 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Ari Raved 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President	Vice President of IDB Development Corporation Ltd.

Ruti Sapan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President, Management Resources	Vice President, Management Resources of IDB Development Corporation Ltd.

Haim Tabouch 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

*	Mr Darko Horvat is a citizen of Slovenia
**	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France
***	Mr. Jacob Schimmel is a citizen of Great Britain
****	Ms. Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit G

(Information provided as of June 1, 2004 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Badal Securities Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship is Israel, unless otherwise noted)

Name and Address	Position	Principal Occupation

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Arthur Caplan* 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Corporate Secretary of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Haim Tabouch 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Comptroller	Comptroller, IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

* Mr. Caplan is a dual citizen of Israel and Great Britain.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 8

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Clal Industries and Investments Ltd.

                       (Signed)

Agreed:        IDB Holding Corporation Ltd.

Exhibit 9

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Clal Electronics Industries Ltd.

                (Signed)

Agreed:   IDB Holding Corporation Ltd.

Exhibit 10

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Discount Investment Corporation Ltd.

               (Signed)

Agreed:   IDB Holding Corporation Ltd.

Exhibit 11

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

PEC Israel Economic Corporation

               (Signed)

Agreed:   IDB Holding Corporation Ltd.

Exhibit 12

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

IDB Development Corporation Ltd.

                     (Signed)

Agreed:        IDB Holding Corporation Ltd.

Exhibit 13

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Badal Securities Ltd.

                   (Signed)

Agreed:       IDB Holding Corporation Ltd.

Exhibit 14

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Nochi Dankner

               (Signed)

Agreed:   IDB Holding Corporation Ltd.

Exhibit 15

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Shelly Bergman

                  (Signed)

Agreed:      IDB Holding Corporation Ltd.

Exhibit 16

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Avraham Livnat

                   (Signed)

Agreed:      IDB Holding Corporation Ltd.

Exhibit 17

June 2, 2004

IDB Holding Corporation Ltd.
3 Azrieli Center,
Triangle Tower,
Tel Aviv, Israel

Gentlemen:

Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDB Holding") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

IDB Holding is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

Very truly yours,

(Signed)

Ruth manor

                  (Signed)

Agreed:     IDB Holding Corporation Ltd.

Exhibit 18

AGREEMENT

Relating to the Disposition of Certain Ordinary Shares of ECtel Ltd.

Dated this 22 day of March 2004

Each of the undersigned hereby agrees that it will not, without the prior written consent of the remaining parties hereto:
(a)

offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission ("SEC") in respect of, or

(b)

establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, ((a) and (b) collectively, "Transfer"), any Ordinary Shares, par value NIS ___ per share of ECtel Ltd., or any securities convertible into, or exercisable or exchangeable for such Ordinary Shares, received by the undersigned in connection with the distribution by ECI Ltd. of ECtel's securities held by ECI Ltd (the "Restricted Shares") or publicly announce an intention to effect such transaction, for a period of one year after the date the Restricted Shares are received by the undersigned

The provision of this agreement shall not restrict any Transfer of Restricted Shares (i) disposed of as bona fide gifts, (ii) transferred to Affiliates (as hereinafter defined) of the undersigned or members of his or her immediate family or to a trust for their benefit, provided that such Affiliates, persons or trusts agree in writing with the remaining parties hereto to be bound by the terms hereof, (iii) among parties to this agreement or (iv) in connection with any recapitalization structural reorganization of ECtel or a merger or acquisition transaction involving ECtel.

For the purpose of this agreement, "Affiliate" means any person or entity "controlling," "controlled" by or under common "control" with, any other person or entity.

"Control" shall have the meaning ascribed to it under the Israeli Securities Law, 1968.

This agreement shall terminate and be of no force and effect on the earlier of (i) December 31, 2005 and (ii) the first anniversary of the date on which the Restricted Shares are received by the undersigned,

IN WHITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.

Carmel Software Fund (Israel) L.P. By: Carmel VC (Israel) L.P. By: Carmel V.C. Ltd. Name: (Signed) Title:

Carmel Software Fund (Delaware) L.P. By: Carmel Software L.P. By: Carmel Software Ltd. Name: (Signed) Title:

Carmel Software Fund (Cayman) L.P. By: Carmel Software L.P. By: Carmel Software Ltd. Name: (Signed) Title:

Carmel Software Fund GbR By: Carmel Software L.P. By: Carmel Software Ltd. Name: (Signed) Title:

Carmel V.C. Ltd. (acting for Siemens Venture Capital GmbH) Name: (Signed) Title:

Isal Amlat Investments (1993) Ltd. Name: (Signed) Title:

D Partners (Israel) Limited Partnership By: D Associates GP (Israel) Ltd. Name: (Signed) Title:

D Partners (BVI) L.P. By: D Associates GP (Israel) Ltd. Name: (Signed) Title:

M.A.G.M. Chemical Holding Ltd. Name: (Signed) Title:

Ofer (Ships holding) Ltd Name: (Signed) Title:

Clal Electronics Industries Ltd. Name: (Signed) Title: